Mail Stop 6010

November 19, 2007

Paul B. Kravitz
Chairman & Chief Executive Officer
Med Gen, Inc.
7280 West Palmetto Park Road, Suite #306
Boca Raton, FL 33433

> **Re: Med Gen, Inc.**
> **Schedule 14A**
> **Filed November 13, 2007**
> **File No. 0-29171**

Dear Mr. Kravitz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>What Is the Board of Directors' Recommendation?</u>

1.   We note your response to comment 2. Please identify the "Note Holders" and the "lender."

<u>Principal Reasons for Increasing the Number of Authorized Shares of Common Stock</u>

2.   As requested by comment 2, please state the Note Holders' and lender's potential beneficial ownership. State it both as the number of shares and as a percentage.

3.   We note that as requested by comment 1, the filing now states that the company currently has plans to issue the additional shares. After the description of the plans the company has, please include a definitive statement that the company has no other plans to issue the additional shares besides the plans that are disclosed.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director